--------                               -----------------------------
 FORM 3                                        OMB APPROVAL
--------                               -----------------------------
                                       OMB Number:       3235-0104
                                       Expires:  December 31, 2001
                                       Estimated average burden
                                    .  hours per response      0.5
                                       -----------------------------

                 U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------
(Print or Type Responses)
------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Castle Harlan Partners III, L.P.
- ----------------------------------------------------------------------------
   (Last)          (First)              (Middle)

   c/o Castle Harlan, Inc.
   150 E. 58th Street
- ----------------------------------------------------------------------------
                   (Street)

   New York            NY                 10155
- ----------------------------------------------------------------------------
   (City)           (State)               (Zip)

- ----------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

   05/23/00
- ----------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


- ----------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

   Universal Compression Holdings, Inc. (UCO)
- ----------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer (Check all applicable)

   [   ] Director
   [   ] 10% Owner
   [   ] Officer (give title Below)
   [ x ] Other (Specify below)(1)


- ----------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)


- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

   [ x ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person
- ----------------------------------------------------------------------------


                           Table I--Non-Derivative Securities Beneficially Owned

-----------------------------------------------------------------------------------------------------------
1. Title of Security        2. Amount of            3. Ownership             4. Nature of Indirect
   (Instr. 4)                  Securities              Form:                    Beneficial
                               Beneficially            Direct (D)               Ownership
                               Owned                   or Indirect              (Instr. 5)
                               (Instr. 4)              (I) (Instr. 5)


-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
   Common Stock, par value
   $.01 per share
   ("Common Stock")             2,936,718                   D                      (1)
-----------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).                     Page 1


        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



        Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount  4. Conversion or 5. Ownership Form of 6. Nature of
   (Instr. 4)                       Expiration Date          of Securities        Exercise Price   Derivative           Indirect
                                    (Month/Day/Year)         Underlying           of Derivative    Security:            Beneficial
                                 -----------------------     Derivative           Security         Direct (D)           Ownership
                                     Date     Expiration     Security                              or Indirect          (Instr. 5)
                                 Exercisable      Date       (Instr. 4)                            (I) (Instr. 5)
                                                          --------------------
                                                            Title  Amount or
                                                                   Number of
                                                                    Shares
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
   No Derivative Securities Owned
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1) John K. Castle is the controlling stockholder of Castle Harlan Partners III, G.P., Inc. ("CHP GP"), the general partner of Castle Harlan Associates III, L.P. ("CH Associates"). CH Associates is the general partner of the Reporting Person. John K. Castle is also the controlling stockholder of Castle Harlan, Inc., the investment manager of the Reporting Person. The Reporting Person and related investment funds own directly 3,064,565 shares of Common Stock (after giving effect to the IPO).

CHP III controls the voting of an additional 2,174,529 shares of Common Stock (after giving effect to the IPO) pursuant to the Voting Agreement, dated as of February 20, 1998, as amended, among CHP III, the Issuer, Mellon Bank, N.A., as Trustee for the Bell Atlantic Master Trust, First Union Capital Partners, Inc., DB Capital Partners SBIC, L.P. (f/k/a BT Capital Partners, Inc.), Wilmington Trust, as Trustee for the Du Pont Pension Trust and Brown University Third Century Fund.

John K. Castle is also the sole trustee under the Voting Trust Agreements, dated as of February 20, 1998 and December 1, 1998, to which an aggregate of 295,620 shares of Common Stock of the Issuer are subject (after giving effect to the IPO), all of which shares are voted by John K. Castle.

All of the foregoing shares of Common Stock may be deemed to be beneficially owned by the Reporting Person. Only the number of shares of Common Stock (after giving effect to the IPO), held directly by the Reporting Person are reported herein. The Reporting Person disclaims beneficial ownership of the Issuer's securities (other than those reported herein) for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended, or otherwise.


                              Castle Harlan Partners III, L.P.
                                     by its Investment Manager
                                    /s/ Howard Weiss                   5/23/00
                              ------------------------------------    --------
                               **Signature of Reporting Person         Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.


    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                     Page 2